EXHIBIT 11

                       Computation of Net Income per Share
                      For the Year Ended December 31, 1997
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        Net income.........................................    $    2,281,000
        Preferred stock dividends..........................         1,134,000
                                                               --------------
        Net income applicable to common shares.............    $    1,147,000
        Weighted average common shares - basic.............         2,837,678
                                                               --------------
        Basic earnings per common share....................    $         0.40
                                                               ==============

     For purposes of computing diluted earnings per share, diluted weighted average shares included common stock equivalents of 31,846.